FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

October 10, 2017

Item 3.	News Release

A news release issued on October 10, 2017 at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis Inc. announces upsize of previously announced bought deal financing to $60 million.

Full Description of Material Change

Aurora Cannabis Inc. has entered into a revised agreement with a syndicate of underwriters led by Canaccord Genuity Corp. to increase the size of its previously announced bought deal financing to $60 million aggregate gross proceeds, representing 20,000,000 units of the Company, at a price of $3.00 per Unit.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Vice President of Finance
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED October 10, 2017.

October 10, 2017	TSX: ACB

Not for dissemination in the United States or through U.S. newswire services

Aurora Cannabis Announces Upsize of Previously Announced Bought Deal Financing to $60 Million

Vancouver, BC – October 10, 2017 – Aurora Cannabis Inc. (the “Company” or “Aurora” or the “Issuer”) (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) has entered into a revised agreement with a syndicate of underwriters led by Canaccord Genuity Corp. (collectively, the “Underwriters”), to increase the size of its previously announced bought deal financing to $60 million aggregate gross proceeds (the “Offering”), representing 20,000,000 units of the Company (the “Units”), at a price of $3.00 per Unit (the “Offering Price”).

Each Unit will be comprised of one common share of the Company (a "Common Share") and one common share purchase warrant (a "Warrant"). Each Warrant will be exercisable to acquire one common share (a "Warrant Share") for a period of 3 years following the closing date of the Offering at an exercise price of $4.00 per Warrant Share, subject to adjustment in certain events.

Aurora has also granted the Underwriters an option (the “Over-Allotment Option”) to purchase up to 3,000,000 additional Units of the Company on the same terms as the Offering. If the Over-Allotment Option is exercised in full, the aggregate gross proceeds of the Offering will be $69,000,000.

Net proceeds from the Offering will be used primarily towards the Company's strategic growth initiatives including continued domestic and international expansion, and for general working capital purposes.

The Offering is in the form of a bought deal public offering (i) in each of the provinces of Canada (other than Quebec), (ii) in the United States only to Qualified Institutional Buyers (within the meaning of Rule 144A), and in each case in compliance with the securities laws of the applicable states of the United States, to investors that the Underwriters have reasonable grounds to believe and do believe are Qualified Institutional Buyers, and (iii) outside Canada and the United States on a basis which does not require the qualification or registration of any of the Common Shares, Warrants, Warrant Shares of the Issuer.

Closing of the Offering is expected to occur on or about November 2, 2017 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals, including the approval of the Toronto Stock Exchange and the applicable securities regulatory authorities.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", is currently constructing a second 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport, and has acquired, and is undertaking completion of a third 40,000 square foot production facility in Pointe-Claire, Quebec, on Montreal's West Island.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Board of Directors,
AURORA CANNABIS INC.

Terry Booth
CEO

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Further information:

Cam Battley	Marc Lakmaaker
Executive Vice President	NATIONAL Equicom
+1.905.864.5525	mlakmaaker@national.ca
cam@auroramj.com	+1.416.848.1397
www.auroramj.com

This news release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements include, but are not limited to, the successful completion of the Offering and the use of proceeds of the Offering and the Company’s intention to continue international and domestic expansion. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and continuous disclosure filings, which are available at www.sedar.com.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.